Filed Pursuant to Rule 424(b)(3)

Registration No. 333-196108

CNL HEALTHCARE PROPERTIES, INC.

STICKER SUPPLEMENT DATED APRIL 14, 2015

TO PROSPECTUS DATED FEBRUARY 2, 2015

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated February 2, 2015. Unless expressly defined herein, capitalized terms used in this sticker supplement have the same meanings as ascribed to them in the prospectus.

PROSPECTUS SUMMARY

The following information is added to the end of the section under the heading “Senior Housing Communities” in the section entitled “PROSPECTUS SUMMARY — Properties,” which begins on page 4 of the prospectus.

Properties

Senior Housing Communities

Portfolio Name, Property & Locations	Date Acquired	Capacity (Sq. Footage)	Year Built/ Renovated	Purchase Price (in millions)
Fieldstone Memory Care Yakima, WA	03/31/15	29,752	2014	$12.4

BUSINESS

The following information is added to the end of the section under the heading “BUSINESS — Properties – Senior Housing Communities,” which begins on page 84 of the prospectus.

Senior Housing Communities

Portfolio Name, Property & Location	Capacity (Sq. Footage)	Operator	Structure	Date Acquired	Encumbrance (in millions)	Purchase Price (in millions)
Fieldstone Memory Care Yakima, WA	29,752	Cascadia Senior Living, LLC	Managed	03/31/15	—	$12.4

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following information is added to the end of the section entitled “Certain Relationships and Related Party Transactions,” which begins on page 149 of the prospectus.

Acquisition of Fieldstone Memory Care, Yakima, WA

On March 31, 2015, through an operating subsidiary, we acquired a fee simple interest in Fieldstone Memory Care, a 40-unit, 50-bed memory care community located in Yakima, Washington (“Fieldstone”) for a purchase price of $12.4 million (the “Purchase Price”), excluding customary fees and costs (the “Fieldstone Transaction”). Fieldstone MC JV, LLC, the seller of Fieldstone (“Seller”) is a joint venture that is 51% owned by CNL Senior Housing V, LLC, and 49% owned by Cascadia Holdings Yakima, LLC (“Cascadia”). CNL Senior Housing V, LLC, the majority interest holder and the managing member of Seller, is an “Affiliate” of ours for purposes of, and as defined in, our Second Articles of Amendment and Restatement, and received from Seller approximately $3.4 million in distributions in connection with the Fieldstone Transaction. We believe that the terms of the Fieldstone Transaction are not less favorable to us than terms generally available to an unaffiliated third party under the same or similar circumstances.

Our Second Articles of Amendment and Restatement prohibit us from acquiring properties from Affiliates, unless a majority of the Board (including a majority of the Independent Directors) not otherwise interested in the transaction determines that (i) the transaction is fair and reasonable to us, (ii) substantial justification exists to consummate the transaction at the purchase price, and (iii) such purchase price is reasonable. In determining whether to approve the Fieldstone Transaction, the Board reviewed and took into account, among other factors it deemed appropriate, the following information, facts and circumstances: that an Affiliate is the majority interest holder and managing member of Seller; that the Purchase Price exceeds Seller’s acquisition and development costs; a March 2015 independent appraisal; and a prospective value upon reaching stabilization. With respect to the Fieldstone Transaction, the Board, including all of the Independent Directors, concluded that substantial justification existed to consummate the Fieldstone Transaction at the Purchase Price, and that the Fieldstone Transaction and the Purchase Price are fair and reasonable to us.

Cascadia Senior Living, LLC, the operator of Fieldstone Memory Care, is an affiliate of Cascadia. We are not affiliated with Cascadia or Cascadia Senior Living, LLC.

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